FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

MIGENIX Inc.

(Translation of registrant’s name into English)

400 - 1727 West Broadway

Vancouver, B.C., Canada V6J 4W6

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 Exhibits

99.1        News Release dated October 22, 2009
99.2        News Release dated November 30, 2009
 99.3        News Release dated December 15, 2009
 99.4        News Release dated January 4, 2010
 99.5        News Release dated January 4, 2010
99.6        Financial Statements for the Period Ended October 31, 2009
99.7        Management's Discussion and Analysis
99.8        Chief Executive Officer Certification
99.9        Chief Financial Officer Certification

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ Arthur Ayres

(Signature)

Arthur Ayres, Chief Financial Officer

Date: January 20, 2010